Industrias Bachoco Announces Form 20-F Filing With The SEC

CELAYA, Mexico, April 30, 2013 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco) today filed its Annual Report on Form 20-F for the year ended December 31, 2012 with the Securities and Exchange Commission.

The 2012 Form 20-F includes the Audited Consolidated Financial Statements of Industrias Bachoco, S.A.B. de C.V. and its Subsidiaries for the years ended December 31, 2011, and 2012 under IFRS. The Company adopted IFRS as of January 1st 2012.

The 2012 Form 20-F can be downloaded from the SEC website at www.sec.gov and can also be found on Bachoco's website at www.bachoco.com.mx under "Investor Relations." The Company's Mexican shareholders and the holders of its American depositary shares can also request hard copies of the Form 20-F, free of charge, by contacting us at the following address:

Industrias Bachoco, S.A.B. de C.V.
Attention: Claudia Cabrera, IR
Avenida Tecnologico 401, Celaya, Guanajuato, Mexico. 38010
T.: +52 (461) 618 3555

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally.

The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people. In 2012, the Company reported net sales of Ps. 39.3 billion.

The Company is rated AA (MEX), representing high credit quality by Fitch Mexico, S.A. de C.V., and HR AA+ which signals that the Company and the offering both have high credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, IndustriasBachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement.

CONTACT: Media Contact: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco